Exhibit 99.1

Highlights of the third quarter of 2017

Consolidated Highlights

•                  Free cash flow of R$ 500 million in 3Q17, double the amount generated in 2Q17.

•                  Selling, general and administrative expenses decrease 18% in 3Q17 compared to 3Q16, corresponding to 4.2% of net sales.

•                  Cash conversion cycle decreases to 74 days.

•                  Financial leverage measured by net debt / EBITDA ratio falls to 3.4x.

•                  Net income came to R$ 145 million in 3Q17.

Free Cash Flow 3Q17 (R$ million)	SG&A Expenses (R$ million and % of Net Sales)

Cash Conversion Cycle (days)	Indebtedness (R$ billion) and Leverage Ratio

Consolidated Information

Gerdau’s performance in the third quarter of 2017

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

Operating Results

Consolidated	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16

Volumes (1,000 tonnes)
Production of crude steel	4,062	3,894	4.3%	4,090	-0.7%	12,171	12,351	-1.5%
Shipments of steel	3,865	3,668	5.4%	3,707	4.3%	11,163	11,759	-5.1%
Results (R$ million)
Net Sales	9,476	8,699	8.9%	9,166	3.4%	27,101	29,032	-6.7%
Cost of Goods Sold	(8,502)	(7,652)	11.1%	(8,229)	3.3%	(24,536)	(26,090)	-6.0%
Gross profit	974	1,047	-7.0%	937	3.9%	2,565	2,942	-12.8%
Gross margin (%)	10.3%	12.0%		10.2%		9.5%	10.1%
SG&A	(397)	(483)	-17.8%	(420)	-5.5%	(1,257)	(1,705)	-26.3%
Selling expenses	(131)	(139)	-5.8%	(133)	-1.5%	(403)	(529)	-23.8%
General and administrative expenses	(266)	(344)	-22.7%	(287)	-7.3%	(854)	(1,176)	-27.4%
Adjusted EBITDA	1,166	1,200	-2.8%	1,120	4.1%	3,140	3,332	-5.8%
Adjusted EBITDA Margin	12.3%	13.8%		12.2%		11.6%	11.5%

Production and shipments

•      Consolidated shipments increased in 3Q17 compared to 3Q16, mainly due to the higher volumes at the North America and Special Steel BDs, which more than offset the lower volumes at the South America BD caused by the deconsolidation of Colombia in June 2017. In relation to 2Q17, consolidated shipments increased, supported by higher shipments at the North America BD and in the domestic market of the Brazil BD.

Operating result

•      Consolidated net sales and cost of goods sold increased in 3Q17 compared to 3Q16, mainly due to the higher shipments at the North America and Special Steel BDs. Gross margin in 3Q17 declined due to the weaker performances of the Brazil and North America BDs, which were affected by higher raw material costs. In relation to 2Q17, net sales and cost of goods sold increased due to higher shipments. Gross margin in 3Q17 remained stable in relation to 2Q17, with the results of the BDs neutralizing each other.

•      The reduction in selling, general and administrative expenses in 3Q17 compared to 3Q16 and 2Q17 demonstrates the efforts made to streamline these expenses at all business divisions. In a comparison of the nine months of 2017 with the same period of 2016, selling, general and administrative decreased by 26.3%.

Breakdown of Consolidated EBITDA (R$ million)	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16

Net income	145	95	52.6%	75	93.3%	1,044	188	455.3%
Net financial result	254	497	-48.9%	505	-49.7%	705	481	46.6%
Provision for income and social contribution taxes	181	1	—	(100)	—	518	554	-6.5%
Depreciation and amortization	515	567	-9.2%	526	-2.1%	1,569	1,865	-15.9%
EBITDA - Instruction CVM(1)	1,095	1,160	-5.6%	1,006	8.8%	3,836	3,088	24.2%
Results in operations with subsidiary and associate	—	—	—	72	—	72	105	-31.4%
Equity in earnings of unconsolidated companies	29	2	1350.0%	2	1350.0%	32	10	220.0%
Proportional EBITDA of associated companies and jointly controlled entities	42	38	10.5%	40	5.0%	130	129	0.8%
Reversal of contingent liabilities, net	—	—	—	—	—	(930)	—	—
Adjusted EBITDA(2)	1,166	1,200	-2.8%	1,120	4.1%	3,140	3,332	-5.8%
Adjusted EBITDA Margin	12.3%	13.8%		12.2%		11.6%	11.5%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	3rd Quarter 2017	3rd Quarter 2016	2nd Quarter 2017	9 Months 2017	9 Months 2016

EBITDA - Instruction CVM (1)	1,095	1,160	1,006	3,836	3,088
Depreciation and amortization	(515)	(567)	(526)	(1,569)	(1,865)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	580	593	480	2,267	1,223

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•                  EBITDA and EBITDA margin in 3Q17 accompanied the performances of gross profit and gross margin in the comparisons with both 3Q16 and 2Q17.

Financial result and net income

Consolidated (R$ million)	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16

Income (loss) before financial income expenses and taxes(1)	580	593	-2.2%	480	20.8%	2,267	1,223	85.4%
Financial Result	(254)	(497)	-48.9%	(505)	-49.7%	(705)	(481)	46.6%
Financial income	53	60	-11.7%	44	20.5%	179	181	-1.1%
Financial expenses	(410)	(492)	-16.7%	(454)	-9.7%	(1,327)	(1,501)	-11.6%
Exchange variation, net	102	(58)	—	(96)	—	81	884	-90.8%
Exchange variation on net investment hedge	107	(37)	—	(107)	—	72	688	-89.5%
Exchange variation - other lines	(5)	(21)	-76.2%	11	—	9	196	-95.4%
Reversal of monetary update of contingent liabilities, net	—	—	—	—	—	370	—	—
Gains (losses) on financial instruments, net	1	(7)	—	1	0.0%	(8)	(45)	-82.2%
Income (loss) before taxes(1)	326	96	239.6%	(25)	—	1,562	742	110.5%
Income and social contribution taxes	(181)	(1)	18000.0%	100	—	(518)	(554)	-6.5%
On net investment hedge	(107)	37	—	107	—	(72)	(688)	-89.5%
Other lines	(74)	(38)	94.7%	(7)	957.1%	(4)	134	—
On reversal of contingent liabilities	—	—	—	—	—	(442)	—	—
Consolidated Net Income (loss)(1)	145	95	52.6%	75	93.3%	1,044	188	455.3%
Extraordinary events	—	—	—	72	—	(786)	105	—
Results in operations with subsidiary and associate	—	—	—	72	—	72	105	-31.4%
Reversal of contingent liabilities, net	—	—	—	—	—	(858)	—	—
Consolidated Adjusted Net Income (loss)(2)	145	95	52.6%	147	-1.4%	258	293	-11.9%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 3Q17 compared to 3Q16 and 2Q17, the reduction in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (appreciation in the end-of-period price of the Brazilian real against the U. S. dollar of 4.2% in 3Q17, depreciation of 1.1% in 3Q16 and depreciation of 4.4% in 2Q17) and to lower financial expenses.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The increase in adjusted net income in 3Q17 compared to 3Q16 was mainly due to lower financial expenses. In relation to 2Q17, adjusted net income remained relatively stable.

Dividends

•      Gerdau S.A., based on its results for 3Q17, approved the distribution of dividends in the amount of R$ 51.3 million (R$ 0.03 per share) as prepayment of the minimum mandatory dividend stipulated in the Bylaws.

Payment date: December 1, 2017

Record date: close of trading on November 21, 2017

Ex-dividend date: November 22, 2017

Working capital and Cash conversion cycle

•      In September 2017, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to June 2017, reflecting the 3.4% increase in net sales, compared to the relative stability in working capital.

Financial liabilities

Debt composition (R$ million)	09.30.2017	06.30.2017	12.31.2016

Short Term	4,481	4,186	4,458
Long Term	14,193	15,778	16,125
Gross Debt	18,674	19,964	20,583
Cash, cash equivalents and short-term investments	5,067	5,430	6,088
Net Debt	13,607	14,534	14,495

•      On September 30, 2017, gross debt was 24.0% short term and 76.0% long term. Note that an important portion of current assets refer to the 2017 Bonds (R$ 2.5 billion), which came due in October and was amortized using cash.

•      On September 30, 2017, gross debt was denominated 14.8% in Brazilian real, 82.5% in U.S. dollar and 2.7% in other currencies. The R$ 1.3 billion decrease in gross debt between June 30, 2017 and September 30, 2017 is basically explained by the effects from exchange variation and by the amortization of working capital loans.

•      On September 30, 2017, 61.8% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The decrease in net debt on September 30, 2017 compared to June 30, 2017 is due to the reduction in gross debt.

•      On September 30, 2017, the nominal weighted average cost of gross debt was 6.7%, or 8.2% for the portion denominated in Brazilian real, 6.1% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 7.2% for the portion contracted by subsidiaries abroad. On September 30, 2017, the average gross debt term was 5.3 years.

•      On September 30, 2017, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2018	220
2019	858
2020	3,201
2021	3,437
2022	146
2023	1,824
2024	2,967
2025 and after	1,540
Total	14,193

•      The Company’s main debt indicators are shown below:

Indicators	09.30.2017		06.30.2017		12.31.2016
Gross debt / Total capitalization (1)	42%		44%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.4	x	3.6	x	3.5	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDA in the last 12 months.

•      In October, Gerdau repurchased US$ 552 million in 2021 Bonds and US$ 35 million in 2020 Bonds (the principal in each issue), for which it issued US$ 650 million in new bonds due in 2027 with coupon of 4.875% p.a. The purpose of these transactions is to lengthen the average debt term and to better balance the maturity schedule for the coming years.

Investments

•      In 3Q17, CAPEX amounted to R$ 170 million. Of the amount invested in the quarter, 41.3% was allocated to the North America BD, 33.5% to the Brazil BD, 12.7% to the Special Steel BD and 12.5% to the South America BD. In 9M17, CAPEX came to R$ 602 million, ending an investment cycle of industrial expansion capacity to focus on maintenance and technological update of industrial units.

Divestments

•      As announced in the notice to the market dated October 4, 2017, Gerdau signed an agreement to sell 100% of its operation in Chile to the Chilean family-owned groups Matco and Ingeniería e Inversiones. The economic value of the transaction is US$ 154 million. The conclusion of the transaction is pending on the approval by the Chilean antitrust authority. The transaction is aligned with the process to optimize the Company’s asset portfolio to support higher profitability and deleveraging.

Free Cash Flow (FCF)

•      In 3Q17, EBITDA was more than sufficient to honor commitments involving CAPEX, income tax and interest, as well as the working capital consumption of R$ 167 million. Accordingly, free cash flow was positive R$ 500 million.

Free cash flow in 3Q17

(R$ million)

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16

Volumes (1,000 tonnes)
Production of crude steel	1,565	1,663	-5.9%	1,545	1.3%	4,591	4,861	-5.6%
Shipments of long steel	1,126	1,053	6.9%	1,075	4.7%	3,190	3,359	-5.0%
Domestic Market	711	665	6.9%	642	10.7%	1,978	2,131	-7.2%
Exports	415	388	7.0%	433	-4.2%	1,212	1,228	-1.3%
Shipments of flat steel	362	429	-15.6%	307	17.9%	956	1,174	-18.6%
Domestic Market	263	263	0.0%	229	14.8%	731	700	4.4%
Exports	99	166	-40.4%	78	26.9%	225	474	-52.5%
Shipments of steel	1,488	1,482	0.4%	1,382	7.7%	4,146	4,533	-8.5%
Domestic Market	974	928	5.0%	871	11.8%	2,709	2,831	-4.3%
Exports	514	554	-7.2%	511	0.6%	1,437	1,702	-15.6%
Results (R$ million)
Net Sales(1)	3,244	2,971	9.2%	3,060	6.0%	9,088	8,712	4.3%
Domestic Market	2,473	2,214	11.7%	2,295	7.8%	6,977	6,495	7.4%
Exports	771	757	1.8%	765	0.8%	2,111	2,217	-4.8%
Cost of Goods Sold	(2,878)	(2,453)	17.3%	(2,684)	7.2%	(8,046)	(7,628)	5.5%
Gross profit	366	518	-29.3%	376	-2.7%	1,042	1,084	-3.9%
Gross margin (%)	11.3%	17.4%		12.3%		11.5%	12.4%
EBITDA	458	585	-21.7%	473	-3.2%	1,319	1,235	6.8%
EBITDA margin (%)	14.1%	19.7%		15.5%		14.5%	14.2%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production decreased in 3Q17 compared to 3Q16, due to the optimization of inventories.

•      The stability in shipments in 3Q17 compared to 3Q16 is explained by the domestic and export markets neutralizing each other. The domestic market expanded in the period, mainly due to stronger shipments to the industrial sector. Meanwhile, shipments to export markets declined given their lower profitability due to higher costs. In relation to 2Q17, shipments increased, mainly due to the higher shipments to the domestic market.

•      In 3Q17, 1,277,000 tonnes of iron ore were sold to third parties and 1,155,000 tonnes were consumed internally.

Operating result

•      Net sales increased in 3Q17 compared to 3Q16, due to the increases in net sales per tonne sold in both the domestic and export markets and to the higher shipments to the domestic market. Compared to 2Q17, the increase in net sales is mainly due to higher shipments.

•      Cost of goods sold increased in 3Q17 in relation to 3Q16, despite the stable shipments, given the higher raw material costs. Compared to 2Q17, cost of goods sold increased in line with the growth in shipments. Gross margin decreased in 3Q17 in relation to 3Q16 explained by higher raw material costs and by an expressive result obtained with exports in 3Q16. In relation to 2Q17, gross margin decreased due to the lower net sales per tonne sold caused by the finished products mix.

•      EBITDA and EBITDA margin decreased in 3Q17 compared to 3Q16 and 2Q17, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16

Volumes (1,000 tonnes)
Production of crude steel	1,709	1,468	16.4%	1,700	0.5%	5,121	4,713	8.7%
Shipments of steel	1,624	1,372	18.4%	1,563	3.9%	4,747	4,538	4.6%
Results (R$ million)
Net Sales	4,003	3,470	15.4%	3,903	2.6%	11,531	12,058	-4.4%
Cost of Goods Sold	(3,811)	(3,264)	16.8%	(3,712)	2.7%	(11,037)	(11,201)	-1.5%
Gross profit	192	206	-6.8%	191	0.5%	494	857	-42.4%
Gross margin (%)	4.8%	5.9%		4.9%		4.3%	7.1%
EBITDA	239	261	-8.4%	234	2.1%	630	975	-35.4%
EBITDA margin (%)	6.0%	7.5%		6.0%		5.5%	8.1%

Production and shipments

•      Shipments increased in 3Q17 compared to 3Q16, given the Company’s efforts to prioritize market share gains. Compared to 2Q17, the increase in shipments accompanied the growth in the region’s steel consumption.

Operating result

•      Net sales increased in 3Q17 compared to 3Q16 and 2Q17, mainly due to the higher shipments in the comparison periods.

•      The increase in cost of goods sold in 3Q17 compared to 3Q16 is explained by higher shipments and by higher raw material costs. These higher costs with raw materials, which were not fully accompanied by the higher prices for steel, reduced gross margin in 3Q17 compared to 3Q16. In relation to 2Q17, the increase in cost of goods sold was due to the higher shipments in 3Q17. The balanced increases in net sales and cost of goods sold kept gross margin stable in 3Q17 in relation to 2Q17.

•      EBITDA and EBITDA margin in 3Q17 compared to 3Q16 and 2Q17 accompanied the performances of gross profit and gross margin in the comparison periods.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16
Volumes (1,000 tonnes)
Production of crude steel	207	301	-31.2%	279	-25.8%	789	917	-14.0%
Shipments of steel	409	516	-20.7%	441	-7.3%	1,340	1,554	-13.8%
Results (R$ million)
Net Sales	930	1,120	-17.0%	968	-3.9%	2,901	3,566	-18.6%
Cost of Goods Sold	(801)	(981)	-18.3%	(849)	-5.7%	(2,551)	(3,038)	-16.0%
Gross profit	129	139	-7.2%	119	8.4%	350	528	-33.7%
Gross margin (%)	13.9%	12.4%		12.3%		12.1%	14.8%
EBITDA	147	170	-13.5%	126	16.7%	392	590	-33.6%
EBITDA margin (%)	15.8%	15.1%		13.0%		13.5%	16.5%

Production and shipments

•      Shipments decreased in 3Q17 compared to 3Q16 and 2Q17, mainly due to the deconsolidation of Colombia, as of June 2017. Excluding this effect, shipments increased in both comparison periods, driven mainly by the higher shipments at the Argentina and Peru operations.

Operating result

•      Net sales and cost of goods sold decreased in 3Q17 compared to 3Q16 and 2Q17, due to the deconsolidation of Colombia. Gross margin expanded slightly in the comparison periods.

•      EBITDA and EBITDA margin in 3Q17 accompanied the performances of gross profit and gross margin in the comparisons with 3Q16 and 2Q17.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	3rd Quarter 2017	3rd Quarter 2016	Variation 3Q17/3Q16	2nd Quarter 2017	Variation 3Q17/2Q17	9 Months 2017	9 Months 2016	Variation 9M17/9M16
Volumes (1,000 tonnes)
Production of crude steel	580	461	25.8%	566	2.5%	1,670	1,860	-10.2%
Shipments of steel	525	437	20.1%	512	2.5%	1,478	1,663	-11.1%
Results (R$ million)
Net Sales	1,648	1,386	18.9%	1,616	2.0%	4,620	5,519	-16.3%
Cost of Goods Sold	(1,360)	(1,203)	13.1%	(1,364)	-0.3%	(3,940)	(5,040)	-21.8%
Gross profit	288	183	57.4%	252	14.3%	680	479	42.0%
Gross margin (%)	17.5%	13.2%		15.6%		14.7%	8.7%
EBITDA	341	233	46.4%	297	14.8%	830	674	23.1%
EBITDA margin (%)	20.7%	16.8%		18.4%		18.0%	12.2%

Production and shipments

•      Crude steel production and shipments increased in 3Q17 compared to 3Q16 and 2Q17, due to the improvement in the automotive industry in all countries where Gerdau operates and to the improvement in the oil and gas industry in the United States.

Operating result

•      Net sales increased in 3Q17 compared to 3Q16 and 2Q17, mainly due to higher shipments.

•      Cost of goods sold increased in 3Q17 in relation to 3Q16, mainly explained by the higher shipments. Gross margin expanded in 3Q17 compared to 3Q16 and 2Q17, mainly due to the higher profitability of all units in Brazil and the United States.

•      EBITDA and EBITDA margin in 3Q17 accompanied the performances of gross profit and gross margin in the comparisons with 3Q16 and 2Q17.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	September 30, 2017	December 31, 2016

CURRENT ASSETS
Cash and cash equivalents	3,262,994	5,063,383
Short-term investments
Held for Trading	1,803,822	1,024,411
Trade accounts receivable - net	4,233,786	3,576,699
Inventories	6,811,831	6,332,730
Tax credits	399,327	504,429
Income and social contribution taxes recoverable	427,830	623,636
Unrealized gains on financial instruments	758	2,557
Other current assets	536,097	668,895
	17,476,445	17,796,740
NON-CURRENT ASSETS
Tax credits	36,819	56,703
Deferred income taxes	2,854,922	3,407,230
Unrealized gains on financial instruments	—	10,394
Related parties	51,462	57,541
Judicial deposits	2,024,315	1,861,784
Other non-current assets	536,230	447,260
Prepaid pension cost	2,167	56,797
Investments in associates and joint ventures	1,212,300	798,844
Goodwill	9,203,506	9,470,016
Other Intangibles	1,079,549	1,319,941
Property, plant and equipment, net	18,097,731	19,351,891
	35,099,001	36,838,401
TOTAL ASSETS	52,575,446	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	September 30, 2017	December 31, 2016

CURRENT LIABILITIES
Trade accounts payable	3,211,864	2,743,818
Short-term debt	4,480,543	4,458,220
Taxes payable	381,074	341,190
Income and social contribution taxes payable	70,116	74,458
Payroll and related liabilities	468,528	464,494
Employee benefits	422	409
Environmental liabilities	17,700	17,737
Unrealized losses on financial instruments	—	6,584
Other current liabilities	601,101	514,599
	9,231,348	8,621,509
NON-CURRENT LIABILITIES
Long-term debt	14,130,384	15,959,590
Debentures	63,004	165,423
Related parties	41	—
Deferred income taxes	255,787	395,436
Provision for tax, civil and labor liabilities	807,628	2,239,226
Environmental liabilities	69,664	66,069
Employee benefits	1,414,550	1,504,394
Obligations with FIDC	1,107,741	1,007,259
Unrealized losses on financial instrument	2,523	—
Other non-current liabilities	590,160	401,582
	18,441,482	21,738,979
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(76,489)	(98,746)
Capital reserves	11,597	11,597
Retained earnings	4,751,242	3,763,207
Operations with non-controlling interests	(2,873,335)	(2,873,335)
Other reserves	3,577,985	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,640,181	24,028,136

NON-CONTROLLING INTERESTS	262,435	246,517

EQUITY	24,902,616	24,274,653

TOTAL LIABILITIES AND EQUITY	52,575,446	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

NET SALES	9,476,204	8,698,749	27,100,721	29,032,038

Cost of sales	(8,501,724)	(7,652,292)	(24,535,643)	(26,089,599)

GROSS PROFIT	974,480	1,046,457	2,565,078	2,942,439

Selling expenses	(130,887)	(139,149)	(402,630)	(529,090)
General and administrative expenses	(265,667)	(344,167)	(853,853)	(1,175,686)
Other operating income	87,416	95,618	227,350	197,675
Other operating expenses	(55,770)	(63,123)	(93,472)	(97,051)
Results in operations with subsidiaries	—	—	(72,478)	(105,048)
Reversal of contingent liabilities, net	—	—	929,711	—
Equity in earnings of unconsolidated companies	(29,172)	(2,269)	(32,411)	(9,959)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	580,400	593,367	2,267,295	1,223,280

Financial income	53,192	60,180	179,106	180,992
Financial expenses	(409,698)	(491,927)	(1,326,715)	(1,501,229)
Exchange variations, net	101,653	(58,228)	80,302	884,388
Reversal of monetary update of contingent liabilities, net	—	—	369,819	—
Gain and losses on financial instruments, net	777	(7,101)	(7,829)	(45,321)

INCOME BEFORE TAXES	326,324	96,291	1,561,978	742,110

Current	(51,632)	(41,053)	(197,559)	(121,507)
Deferred	(129,839)	39,915	(319,505)	(432,055)
Income and social contribution taxes	(181,471)	(1,138)	(517,064)	(553,562)

NET INCOME	144,853	95,153	1,044,914	188,548

(+) Results in operations with subsidiaries	—	—	72,478	105,048
(-) Reversal of contingent liabilities, net	—	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
(+) Income tax on reversal of contingent liabilities and monetary update	—	—	441,840	—

ADJUSTED NET INCOME*	144,853	95,153	259,702	293,596

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash flows from operating activities
Net income for the period	144,853	95,153	1,044,914	188,548
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	514,443	566,202	1,568,676	1,864,694
Equity in earnings of unconsolidated companies	29,172	2,269	32,411	9,959
Exchange variation, net	(101,653)	58,228	(80,302)	(884,388)
Loss (Gains) on financial instruments, net	(777)	7,101	7,829	45,321
Post-employment benefits	47,449	52,952	151,141	164,566
Long term incentive plan	9,399	11,585	27,176	32,371
Income and social contribution taxes	181,471	1,138	517,064	553,562
Gains on disposal of property, plant and equipment, net	(3,663)	(32,177)	(65,119)	(34,262)
Results in operations with subsidiaries	—	—	72,478	105,048
Allowance for doubtful accounts	(4,376)	(3,133)	3,362	48,523
Provision for tax, labor and civil claims	(271,981)	63,777	(130,500)	211,315
Reversal of contingent liabilities, net	—	—	(929,711)	—
Interest income on trading securities	(19,320)	(31,336)	(63,928)	(71,971)
Interest expense on debt and debentures	329,928	380,958	1,033,700	1,152,538
Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
Interest on loans with related parties	—	(32)	—	2,500
(Reversal) Provision for net realizable value adjustment in inventory, net	(3,526)	23,257	(16,410)	(25,123)
	851,419	1,195,942	2,802,962	3,363,201
Changes in assets and liabilities
Increase in trade accounts receivable	(403,254)	(2,474)	(735,663)	(387,180)
Decrease (Increase) in inventories	8,784	(135,398)	(759,921)	263,422
Increase (Decrease) in trade accounts payable	227,272	(251,262)	541,916	(74,823)
Increase in other receivables	(36,119)	(116,476)	(248,244)	(209,546)
Increase (Decrease) in other payables	132,224	92,149	7,843	(134,746)
Dividends from associates and joint ventures	9,837	81,123	30,822	117,962
Purchases of trading securities	(1,476,417)	(451,402)	(1,966,491)	(819,033)
Proceeds from maturities and sales of trading securities	803,279	247,542	1,245,247	705,967
Cash provided by operating activities	117,025	659,744	918,471	2,825,224

Interest paid on loans and financing	(314,554)	(255,330)	(1,042,937)	(855,972)
Income and social contribution taxes paid	(33,418)	(40,301)	(89,697)	(132,307)
Net cash (used in) provided by operating activities	(230,947)	364,113	(214,163)	1,836,945

Cash flows from investing activities
Additions to property, plant and equipment	(170,204)	(285,921)	(602,054)	(1,097,417)
Proceeds from sales of property, plant and equipment, investments and other intangibles	134,545	104,632	550,069	107,601
Additions to other intangibles	(8,936)	(4,985)	(25,555)	(46,715)
Capital increase in joint ventures	—	—	(178,670)	—
Net cash used in investing activities	(44,595)	(186,274)	(256,210)	(1,036,531)

Cash flows from financing activities
Purchases of Treasury stocks	—	(95,343)	—	(95,343)
Dividends and interest on capital paid	(33,741)	(51,652)	(36,023)	(51,652)
Proceeds from loans and financing	434,638	1,117,243	784,222	2,150,196
Repayment of loans and financing	(1,038,447)	(1,029,446)	(1,956,214)	(3,827,887)
Intercompany loans, net	2,631	(13,045)	6,120	(6,774)
Net cash used in financing activities	(634,919)	(72,243)	(1,201,895)	(1,831,460)

Exchange variation on cash and cash equivalents	(131,979)	33,605	(128,121)	(668,409)

(Decrease) Increase in cash and cash equivalents	(1,042,440)	139,201	(1,800,389)	(1,699,455)
Cash and cash equivalents at beginning of period	4,305,434	3,809,424	5,063,383	5,648,080
Cash and cash equivalents at end of period	3,262,994	3,948,625	3,262,994	3,948,625